15047520

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69100

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Britannica Capital Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman — 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company, LLC
(Name - *if individual, state last, first, middle name*)

1514 Old York Rd.	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Britannica Capital Partners, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

2/26/15

WALTER ARTHUR GOODE JR.
Notary Public, State of New York
Qualified in Nassau County
No. 01GO6271946
My Commission Expires 11-13-2016

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRITANNICA CAPITAL PARTNERS, LLC

Statement of Financial Condition

December 31, 2014

Britannica Capital Partners, LLC
Statement of Financial Condition Index
December 31, 2014

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

101 PARK AVENUE, NEW YORK, NY 10178
(212) 251-3309

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Britannica Capital Partners LLC

We have audited the accompanying statement of financial condition of Britannica Capital Partners LLC (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Britannica Capital Partners LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 24, 2015

Britannica Capital Partners, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	34,850
Commission receivable		20,261
Prepaid expenses		2,144
Clearing deposit		25,000
Security deposit		6,100
Other assets		1,428
Total Assets	$	89,783
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	9,483
		9,483
Commitments and Contingencies		
Member's equity		80,300
Total Liabilities and Member's Equity	$	89,783

See accompanying notes to the statement of financial condition.

1. ORGANIZATION

Britannica Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Britannica Holdings, LLC (the "Parent"). The Company was formed in 2012 as a limited liability company in accordance with the laws of the state of New York, and was approved by FINRA to operate as a registered broker dealer in June, 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Clearing Arrangements

The Company has a clearing agreement with Sterne Agee Clearing ("Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $25,000 in the Clearing Broker.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014. The actual outcome of the estimates could differ from the estimates made in the preparation of the statement of financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and the state of New York are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since its inception.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company's Net Capital was $70,628 which was above the required Net Capital by $65,628. At December 31, 2014, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.13 to 1.

4. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2014 and thru the date of this report there were no such claims.

5. CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

6. SUBSEQUENT EVENTS

On February 5' 2015, the Company entered into an agreement to lease new office space through 2019. Future minimum lease payments for years ended December 31 are as follows:

2015	$	56,633
2016		69,829
2017		71,924
2018		74,082
2019		6,188
	$	278,656

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.